40-202A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

File No. 803-00197

APPLICATION FOR AN ORDER UNDER SECTION 202(A)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON [redacted]OT WITHIN THE INTENT OF THE ADVISERS ACT

O'Malley Seidler Partners, LLC
515 South Figueroa St., Suite 1988
Los Angeles, CA 90071

Dated: July 21, 2006

Please direct all questions, communications, notices, and orders to:

John Seidler
O'Malley Seidler Partners, LLC
515 South Figueroa St., Suite 1988
Los Angeles, CA 90071

Adam Hornung
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, CA 90071

Total Pages: 19

TABLE OF CONTENTS

Page

I. INTRODUCTION

O'Malley Seidler Partners, LLC ("***Company***"), a Delaware limited liability company, hereby files this Application for an Order ("***Order***") of the Securities and Exchange Commission ("***Commission***") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("***Advisers Act***") declaring the Company to be a person not within the intent of the Advisers Act. For the reasons discussed below, the Company believes that the requested Order is fully consistent with the policies and purposes of the Advisers Act.

II. BACKGROUND INFORMATION CONCERNING THE COMPANY

The Company was organized in 1998 by Peter O'Malley, his spouse Annette O'Malley, his sister Therese O'Malley Seidler and her late husband Roland Seidler, Jr. Ownership was originally split equally among the four founders. With the recent death of Roland Seidler Jr., Therese O'Malley Seidler now owns 50% of the Company, while Peter O'Malley and Annette O'Malley each own 25%.

The Company provides administrative and investment services to: (i) Peter O'Malley, Annette O'Malley and Therese O'Malley Seidler, as well as their lineal descendants, the spouses of their lineal descendants and the father of one such spouse (collectively, the "***Family***"); (ii) trusts, partnerships, and other entities that both (A) are wholly-owned or controlled by members of the Family and (B) were created for the sole benefit of Family members, and (iii) potentially, private charitable foundations created by Family members (collectively, the "***Clients***"). All interests in the entities described in clause (ii) above are held by Family members, either directly or indirectly through other Family-owned entities. The Company operates as a "family office" and does not offer or provide its services to persons or entities that do not qualify under the above definition of "Clients."

The Company provides Clients various "***Investment Services***," consisting of identifying, evaluating and recommending investments or investment managers for Clients, and monitoring existing Client investments.

By dollar volume, most of the Company's Investment Services are provided through two private investment partnerships (the "**Family Partnerships**"). The Family Partnerships' main purpose is to give Clients convenient access to private and public investment funds managed by reputable third-party managers. The Company is the general partner of both Family Partnerships. Each Family Partnership is comprised of several "**Series**." Each Series invests in a private investment fund or a mutual fund evaluated and selected by the Company and managed by a third-party manager. Clients are given the opportunity to participate or not participate in each offered Series, and to withdraw from any Series that invests in liquid investments.

The Company monitors the performance of the Family Partnerships, and makes determinations concerning whether to terminate or modify one or more existing Series or add one or more new Series. In addition, the Company may from time to time offer to Clients the opportunity to invest directly in fixed-income or equity securities, or in mutual funds, selected and proposed by the Company, or to place Client assets directly with third-party money managers evaluated and recommended by the Company. Such outside managers are engaged by interested Clients to make investments based on investment guidelines approved by the Company. The Company monitors the performance of the managers, and recommends termination of manager relationships or withdrawal of assets where warranted. As with investments in the respective Series of the Family Partnerships, Clients make the ultimate decision as to whether or not to make direct investments, or directly engage third-party managers, recommended by the Company.

Evaluations and recommendations concerning investments are prepared primarily by the Company's senior investment officer and then submitted to the Company's Investment Committee. That Committee decides whether to propose or recommend to Clients any Series, direct investment opportunity or third-party manager, and whether to recommend termination or modification of any Series, investment or third-party manager arrangements. The Investment Committee is currently composed of two Family members and the Company's senior investment officer. The Company's Investment Services are provided on a non-discretionary basis. The Company makes investment opportunities available to Clients, and the Clients decide whether or not they want to participate.

The substantial majority of the Company's employee time and resources are devoted to the provision of various administrative and personal services to Clients ("***Administrative Services***"). In performing these services, the Company may, depending on individual Client needs and desires: manage Client cash; maintain and reconcile Client accounting and banking records; manage accounting audits; prepare financial and tax reports; develop tax planning strategies; maintain tax records, gather tax return information and coordinate tax return preparation with outside accountants; assist in the development and implantation of estate planning strategies on behalf of certain Clients; oversee insurance programs; provide bill-paying services; provide household payroll reporting compliance services; provide bank loan management, financial management, and insurance management services; provide political contribution compliance services; and perform other administrative and personal services.

In addition, the Company maintains a historical website honoring Walter O'Malley. That website does not promote the Company or mention its investment activities.

The Company has 14 employees involved in providing services to Clients. Twelve of these employees spend all of their professional time on Administrative Services and none on Investment Services (other than purely administrative functions, such as record-keeping and reporting). The two employees who devote time to investment-related activities do so on a part-time basis. One of them, the Company's senior investment officer, devotes about 25 hours per week to providing Investment Services, and the other one (who also supervises all Administrative Services) about 2-4 hours per week.

The Company charges service fees intended to cover only the Company's direct and indirect operating costs. The Company estimates that less than 10% of the compensation it receives relates to Investment Services. The Company has not generated a profit in the past, and does not intend to generate profits in the future.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." The Company's investment-related activities appear to fall within this definition of an investment adviser.

Section 203(b) and 203A(a) of the Advisers Act provide various exceptions from registration under Section 203(a). These exceptions do not appear to apply to the Company. The first exception, for intrastate investment advisers, is not available to the Company because not all of the Clients are residents of the State of California. Additionally, in order for this exemption to apply, the Company and the third-party managers that it hires would have to limit their investment advisory activities to unlisted securities – an asset allocation restriction that would be unacceptable to the Company and its Clients. The second exception is not available to the Company because the Clients are not insurance companies. Since the Company now has more than 14 clients, the third exception, for "private" investment advisers with fewer than 15 clients, is not available to the Company even though the Company does not hold itself out generally as an investment adviser or act as an investment adviser to any registered investment company or business development company. The Company is not entitled to the fourth exception because it is neither a charitable organization (as defined in the Investment Company Act of 1940) nor working within the scope of employment by a charitable organization. The fifth exception is not available to the Company because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or employed or acting on behalf of such plan or person. Because the Company is not registered with the Commodity Futures Trading Commission as a commodity trading advisor, the sixth exception is not available to the Company. Finally, because the Company manages at least $25 million in assets, the Company is not prohibited from registering with the Commission under Section 203A(a)(1)(A) of the Advisers Act.

If the Company were found to be within the definition of investment adviser, and none of the above-mentioned exceptions were to apply, the Company would appear, in the absence of any Commission order to the contrary, to be required to register under Section 203(c)(1) of the Advisers Act. Certain specific entities, however, may be excluded from the definition of investment adviser under Section 202(a)(11), if they are "persons not within the intent of [Section 202(a)(11)], as the Commission may designate by rules and regulations or order."

Requiring the Company to register under Section 203(c)(1) of the Advisers Act would not advance the public interest and is inconsistent with the purposes and intent of the Advisers Act for the following reasons: (i) the Company does not offer or provide its Investment Services to anyone other than Clients, as defined above, and does not hold itself out to the public as an investment adviser, (ii) the Company exclusively serves as the "family office" for the Family and related Clients, and provides many services other than those traditionally provided by investment advisers, and (iii) the fees received by the Company for its services are structured to cover only its direct and indirect operating costs (including overhead) and historically have not generated, and are not intended to generate, a profit for the Company.

For these reasons, further discussed below, the Company's activities indicate that the Company, as it currently operates, should not be considered by the Commission to be within the intent of the definition of "investment adviser" in Section 202(a)(11) of the Advisers Act. The Company therefore requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring the Company to be a person not within the intent of the Advisers Act.

IV. DISCUSSION

A. The Company Does Not Hold Itself Out As An Investment Adviser

For several reasons, the Company cannot be considered to hold itself out to the public as an investment adviser. First, the Company's name does not have any connotations suggestive of an investment management or advisory role, is not listed in any local telephone book as an investment adviser and appears only inconspicuously in the directory of occupants located in the lobby of its building and on its office signage. In fact, the Company does not believe that, outside of its Clients and a limited number of friends, close associates and professional advisers, any member of the investing public knows that the Company even exists, much less what it does.

Second, the Company does not advertise, attend investment management-related conferences as a vendor, conduct any marketing activities whatsoever, or maintain a website about the Company (as noted above, the Company does maintain a historical website honoring Walter O'Malley). Third, the Company does not otherwise solicit clients, or offer or provide services of any kind to, or accept as clients, any persons or entities other than those who qualify as Clients, as described above. The Company believes that the fact that it does not, and will not, hold itself out to the public as an investment adviser should be taken into account in determining whether the Company's "family office" activities require registration under the Advisers Act.

B. The Company Provides Services Other Than Those Traditionally Provided By Investment Advisers

The substantial majority of the time and resources of Company employees are devoted to the provision of the Administrative Services described above. These services are consistent with the functions of a "family office" serving the needs of a single family, and would normally not be provided by traditional investment advisers. The Company believes that the unique nature of the Administrative Services, and the fact that Investment Services are merely one relatively minor component of the Company's overall "family office" service offerings, should be taken into account in determining whether the Company's "family office" functions require registration under the Advisers Act.

C. The Company's Fees Are Designed To Cover The Company's Costs, Not To Generate Profit

As previously described, the fees received by the Company from its Clients historically have not generated, and are not intended to generate, a profit for the Company. Those fees are structured so as to cover only the Company's direct costs and overhead. The Company therefore is unlike: (i) a broker or a dealer who receives competitive brokerage commissions when effecting securities transactions that are related to the giving of investment advice; (ii) an insurance agent who receives competitive sales commissions when clients pay premiums to acquire insurance that is related to the giving of investment advice; or (iii) a financial planner who receives competitive fees for designing financial or estate plans that are related to the giving of investment advice. In those situations, the receipt of investment advisory income can be inferred from the services performed and the competitive fees and commissions earned. In contrast, the Company receives payments from Clients for Investment Services along with payments for Administrative Services. The Company believes that the type and scope of fees that it receives, and particularly the absence of a profit motive, should be taken into account in determining whether the Company is a person within the intent of the Advisers Act.

D. <u>There Is No Public Interest In Requiring The Company To Be Registered Under The Advisers Act</u>

The Advisers Act protects the public by requiring regulation of investment advisers engaged in the business of providing advice regarding securities to the general public. Because the Company does not provide, and will not provide, investment advisory services to the public at large, it does not serve the public interest to apply the Advisers Act to the Company's activities.

The Company has no public retail or institutional investors as clients, and has never solicited, and does not plan to solicit or accept, clients from the retail or institutional investing public. Instead, the Company is a private organization that serves as the "family office" for the Family. All of the Company's Clients are either members of the Family or are entities created by or for the benefit of the Family. In turn, the Company's Services are tailored exclusively to the needs of the Family, and not to the needs or desires of the investing public as a whole. Certain types of Administrative Services the Company provides to Clients are different in nature and scope from the services regularly performed by an investment adviser for retail investors; in fact, most public retail or institutional investors would not want or expect many of the Administrative Services from their investment adviser. The Company's break-even fee structure substantially eliminates any incentive that the Company may have to offer any investment-related services to the broader public.

The Company's sole purpose is to serve as a "family office" that provides, on a non-profit basis, a wide range of Administrative Services and relatively limited Investment Services for the Family. Consequently, it does not serve the public interest to apply the Advisers Act to the Company's activities.

V. PRECEDENTS

The relief requested in this Application is substantially similar to that granted by the Commission in at least five recent instances: In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. IA-2362, 803-179 (February 24, 2005) (Notice) and 2369 (March 25, 2005) (Order) (exempting limited liability company engaged in providing investment and administrative services to a single family and related entities on a non-profit basis); In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and 2013 (February 7, 2002) (Order) (exempting limited liability company and registered investment adviser, the ownership interest of which was held by a trust whose ultimate beneficiaries were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August 27, 2001) (Order) (exempting corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. IA-1931 (March 9, 2001) (Notice) and IA-1935 (April 4, 2001) (Order) (exemptive order provided for corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. IA-1700, 803-130 (February 12, 1998) (Notice) and IA-1706 (March 10, 1998) (Order) (exemptive order provided for corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-4(b) under the Advisers Act, five copies of this Application are being filed with the Commission, including one copy that has been executed by an officer of the Company. The Applicant desires that the Application become effective without a hearing pursuant to Rule 0-5 under the Advisers Act. Pursuant to Rule 0-4(f) under the Advisers Act, the Company's address is indicated on the first page of this Application.

The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Application to both:

John Seidler
O'Malley Seidler Partners, LLC
515 South Figueroa St. Ste. 1988
Los Angeles, CA 90071
(714) 505-2305

Adam Hornung
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, CA 90071
(213) 430-8296

Pursuant to Rule 0-4(c)(1) under the Advisers Act, all requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Certificate of Formation and Limited Liability Company Agreement of the Company, and the undersigned Company officer is fully authorized to execute this Application under such documents. The Company's Board of Managers has adopted the Resolutions attached as **Exhibit A** authorizing the filing of this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached as **Exhibit B**; the brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Section III above; and the Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Advisers Act is attached as **Exhibit C**.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it to be a person not within the intent of the Advisers Act. The Company submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Certificate of Formation and Limited Liability Company Agreement of O'Malley Seidler Partners, LLC have been complied with in connection with the execution and filing of this Application (the "***Application***"). O'Malley Seidler Partners, LLC, by resolutions duly adopted by its Board of Managers as of July 21, 2006 (a certified copy of which resolutions are attached as **Exhibit A** to this Application) has authorized the making and filing of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

O'Malley Seidler Partners, LLC has caused the undersigned to sign this Application on its behalf in the County of Los Angeles, State of California on this 21st day of July, 2006.

O'Malley Seidler Partners, LLC

By: [signature]
Name: John Seidler
Title: Chief Executive Officer

Attest:
[signature]

EXHIBIT A

O'MALLEY SEIDLER PARTNERS, LLC

The undersigned hereby certifies that he is Chief Executive Officer of O'Malley Seidler Partners, LLC, and further certifies that the following resolutions were duly adopted by the Board of Managers on July 21, 2006, and are still in full force and effect:

RESOLVED, that the officers of O'Malley Seidler Partners, LLC be, and each of the officers hereby is, authorized to prepare and execute on behalf of O'Malley Seidler Partners, LLC, and to file with the Securities and Exchange Commission ("***SEC***") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("***Advisers Act***"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application or applications for an exemptive order or orders declaring O'Malley Seidler Partners, LLC to be a person not within the intent of the Advisers Act; and

FURTHER RESOLVED, that the officers of O'Malley Seidler Partners, LLC be, and each of such officers hereby is, authorized to file with the SEC such application or applications, and any amendments thereto, in such form as the officer deems or the officers deem necessary and appropriate, and to do any and all things necessary or proper under the Investment Company Act of 1940, the Advisers Act, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer or officers to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 21st day of July, 2006.

Name: John Seidler
Title: Chief Executive Officer

EXHIBIT B

VERIFICATION

STATE OF CALIFORNIA)
) ss:
COUNTY OF LOS ANGELES)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated July 21, 2006 (the "***Application***"), for and on behalf of O'Malley Seidler Partners, LLC (the "***Company***"); that he is the Chief Executive Officer of the Company; and that all actions by managers and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Name: John Seidler

On the 21st day of July, 2006, before me, Erin Kelsey Nall, the undersigned Notary Public, personally appeared John Seidler, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

ERIN KELSEY NALL
Notary Public, State of California
Los Angeles County
My Commission Expires October 18, 2008

ERIN KELSEY NALL
Commission # 1520333
Notary Public - California
Los Angeles County
My Comm. Expires Oct 18, 2008

EXHIBIT C - PROPOSED NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA__________]

O'Malley Seidler Partners, LLC; Notice of Application

_________ ____, 2006

Agency: Securities and Exchange Commission ("SEC"); Notice of Application

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: O'Malley Seidler Partners, LLC ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(F) from section 202(a)(11).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on July __, 2006.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on [insert date 30 days after noticed] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, NW, Washington, D.C. 20549. Applicant, O'Malley Seidler Partners, LLC, c/o John Seidler, O'Malley Seidler Partners, LLC, 515 South Figueroa St., Suite 1988, Los Angeles, CA 90071.

For Further Information Contact: _______________ [title], or _____________, Branch Chief, at (202) 942-____ (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant was organized as a Delaware limited liability company in 1998 by Peter O'Malley, his spouse Annette O'Malley, his sister Therese O'Malley Seidler and her late husband Roland Seidler, Jr. Applicant is now owned by Peter O'Malley, Annette O'Malley and Therese O'Malley Seidler.

2. Applicant operates as the "family office" for Peter O'Malley and Therese O'Malley Seidler, brother and sister, and (i) their lineal descendants (ii) the spouses of their lineal descendents, and (iii) the father of one such spouse (collectively the "Family"). In addition to the Family, Applicant's other clients consist of (i) trusts, partnerships, and other entities that both (A) are wholly-owned or controlled by members of the Family and (B) were created either for the sole benefit of Family members and (ii) foundations created by members of the Family (collectively with members of the Family, "Clients").

3. Applicant represents that the "family office" services it provides to Clients, include both administrative and investment services. The administrative services may include: cash management; maintenance and reconciliation of financial records; assistance in compiling tax information and filing returns; assistance in estate planning; management of insurance policies; bill-paying; and other personal services. The investment services include: serving as the general partner of two private partnership funds that invest in private and public investment funds managed by third parties; evaluating and recommending direct investments in publicly-traded debt and equity securities, as well as illiquid securities such as real estate interests; recommendations regarding the direct placement of assets with third-party investment managers; and monitoring and recommending termination or modification of investments and/or investment manager arrangements.

4. Applicant represents that the fees it receives have not, and are not intended to, generate a profit for Applicant. Applicant represents that its fees are structured so that fees it receives from Clients only cover its direct costs and overhead costs.

5. Applicant represents that it does not hold itself out to the public as an investment adviser. Applicant represents that it is not listed in any local telephone directory as an investment adviser and is listed in Applicant's building directory merely by its name, which does not connote investment advisory activities. Applicant represents that it does not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities whatsoever.

6. Applicant represents that it has no public retail or institutional clients, and has never solicited, and does not plan to solicit or accept, clients from the retail or institutional investing public. Applicant further represents that its sole purpose is to serve as a "family office" for the Family, and at no time will it seek or accept investment advisory clients other than Clients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean any person who, for compensation, engages in the business of advising others, either

directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ...." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it does not qualify for any of the exemptions provided by section 203(b). Applicant also asserts that it is not prohibited from registering with the SEC under Section 203A(a) because it has assets under management of not less than $25,000,000.

4. Applicant requests that the SEC declare it to be a person not within the intent of section 202(a)(11). Applicant states that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be the "family office" for the Family. Applicant represents that all of its clients are either members of the Family or are entities created by or for the benefit of the Family. Applicant states that it has no public clients in the sense of retail or institutional investors, and that it has no plans to solicit or accept clients from the retail or institutional public. Applicant also states that it does not hold itself out to the public as an investment adviser, does not engage in any advertising, or attend investment management-related conferences as a vendor or conduct any marketing activities. Applicant asserts that serving as the "family office" for the Family has been, is, and will continue to be the sole purpose for its existence and operation.

For the SEC, by the Division of Investment Management, under delegated authority.

Deputy Secretary